================================================================================
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                   ----------

                                    FORM 6-K

                            REPORT OF FOREIGN ISSUER

                      PURSUANT TO RULE 13a-16 OR 15d-16 OF
                       THE SECURITIES EXCHANGE ACT OF 1934

                             Date: October 23, 2002

                                     UBS AG
                               (Registrant's Name)

                   Bahnhofstrasse 45, Zurich, Switzerland, and
                      Aeschenvorstadt 1, Basel, Switzerland
                             (Registrant's Address)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

                     Form 20-F |X|            Form 40-F |_|

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                           Yes |_|            No |X|

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

Investor Release

UBS Wealth Management & Business Banking publishes prior results reflecting new structure

Zurich / Basel, 23 October 2002

UBS is today releasing results for 1999, 2000, 2001 and the first two quarters of 2002 that reflect the revised business portfolio of the UBS Wealth Management & Business Banking Business Group, formerly UBS Switzerland, effective from 1 July. The income statement and key performance indicators (KPIs) have not changed at the Business Group level, and are identical with those of the former UBS Switzerland Business Group. At the business unit level, however, results have been restated to reflect the transfer of high-end affluent clients to Private Banking from the former Private and Corporate Clients (PCC) unit.

None of the above-mentioned changes has an impact on the Group financial statements.

UBS Wealth Management & Business Banking comprises the following business units:

o Private Banking, which includes the full private banking business and the high-end affluent clients segment formerly part of PCC.

o Business Banking Switzerland, consisting of the individual and corporate clients businesses of the former PCC business unit.

New disclosure for the private banking business is provided for the first time here, with separate income data and KPIs for the segments International Clients (clients domiciled outside of Switzerland) and Swiss Clients (clients domiciled in Switzerland).

Impact of the transfer of high-end affluent clients to Private Banking

526 client advisors were transferred to Private Banking to assure the continuation of existing client relationships. The new structure increases Private Banking's invested assets by approximately CHF 87 billion, and its loan book by about CHF 5 billion.

The high-end affluent business currently accounts for approximately CHF 330 million of revenues per quarter, and CHF 190 million in earnings, translating into a gross margin of about 140 basis points and a cost/income ratio of about 40%.

Inter-business unit services and impact on G&A expenses

As a consequence of the integrated business model of UBS, services are regularly exchanged between different units of the Group. These services are regulated by internal Service Level Agreements (SLAs)(1).

The majority of internal services provided for UBS Wealth Management & Business Banking are provided through the business unit Business Banking Switzerland. In accounting terms, the costs for these services are charged to the receiving unit (i.e. Private Banking) as general and administrative (G&A) expenses, and offset by a G&A credit in the provider unit (i.e. Business Banking Switzerland). This explains the relatively low level of G&A expenses in the income statement for Business Banking Switzerland and the commensurately high level in Private Banking's income statement.

Attached to this release are detailed tables with revised income statements and KPIs for the business units Private Banking and Business Banking Switzerland. All numbers exclude Significant Financial Events.

Restatement of recurring fees at UBS PaineWebber

UBS has also restated the recurring fees of UBS PaineWebber to include alternative investment fees, fees from UBS Global Asset Management and other advisory fees which were not formerly included in the definition. These changes align the UBS PaineWebber definition of recurring fees with the asset-based fee definition applied to the Private Banking business. In future, this type of fee will be uniformly characterized as "recurring fees" - both in Private Banking and UBS PaineWebber.

UBS PaineWebber recurring fees

CHF million       2Q02      1Q02       1H02     4Q01      3Q01     2Q01     1Q01     2001     4Q00*
---------------------------------------------------------------------------------------------------
As reported       540        596      1,136      538      563       576      574     2,251     427
Restated          566        625      1,191      566      593       606      601     2,366     434
---------------------------------------------------------------------------------------------------

*     Only from date of acquisition, 3 November 2000.

--------
(1) SLAs are an integral part of the global integrated business model of UBS and are a consequence of the group-wide cooperation between Business Groups which ensures that duplications within the Group are avoided. They are negotiated contracts defining which services will be provided at what quality level in which quantity and at what price.

Attachment

All numbers exclude Significant Financial Events.

Private Banking

                                                                  Year-                                                 Year
                                            Quarter ended       to-date                Quarter ended                   ended
                                          ------------------    -------   ---------------------------------------   --------
CHF million, except where indicated       30.6.02    31.3.02    30.6.02   31.12.01    30.9.01   30.6.01   31.3.01   31.12.01
-----------------------------------------------------------------------------------------------------------------------------
Income                                      1,898      1,923      3,821      1,875      1,850     1,964     2,007      7,696
Credit loss expense                            (7)        (7)       (14)        (9)        (8)       (9)      (11)       (37)
-----------------------------------------------------------------------------------------------------------------------------
Total operating income                      1,891      1,916      3,807      1,866      1,842     1,955     1,996      7,659
-----------------------------------------------------------------------------------------------------------------------------
Personnel expenses                            518        525      1,043        496        484       481       486      1,947
General and administrative expenses           554        554      1,108        543        523       501       471      2,038
Depreciation                                   31         28         59         47         41        31        32        151
Amortization of goodwill and other
intangible assets                              26         27         53         26         27        28        28        109
-----------------------------------------------------------------------------------------------------------------------------
Total operating expenses                    1,129      1,134      2,263      1,112      1,075     1,041     1,017      4,245
-----------------------------------------------------------------------------------------------------------------------------
Business unit performance before tax          762        782      1,544        754        767       914       979      3,414
-----------------------------------------------------------------------------------------------------------------------------
Business unit performance before tax
and goodwill                                  788        809      1,597        780        794       942     1,007      3,523

KPI's
Invested assets (CHF billion) (1)             726        792        726        791        745       830       799        791
Net new money (CHF billion) (2)               2.6        1.6        4.2        3.7        7.0       9.4       4.5       24.6
-----------------------------------------------------------------------------------------------------------------------------
Gross margin on invested assets (bps)         100         97         99         98         94        96       101         97
-----------------------------------------------------------------------------------------------------------------------------
Cost/income ratio (%)                          59         59         59         59         58        53        51         55
Cost/income ratio before goodwill (%)          58         58         58         58         57        52        49         54
Cost/income ratio before goodwill and
excluding European Wealth Management
Initiative (%)                                 52         52         52         52         51        47        44         48
-----------------------------------------------------------------------------------------------------------------------------
Client advisors (full time equivalents)     3,206      3,128      3,206      3,043      2,980     2,795     2,509      3,043
-----------------------------------------------------------------------------------------------------------------------------

                                                                                        Year       Year
                                                      Quarter ended                    ended      ended
                                          ---------------------------------------   --------   --------
CHF million, except where indicated       31.12.00   30.9.00   30.6.00    31.3.00   31.12.00   31.12.99
-------------------------------------------------------------------------------------------------------
Income                                       2,058     2,030     2,040      2,274      8,402      6,565
Credit loss expense                            (10)      (10)       (7)        (8)       (35)       (19)
-------------------------------------------------------------------------------------------------------
Total operating income                       2,048     2,020     2,033      2,266      8,367      6,546
-------------------------------------------------------------------------------------------------------
Personnel expenses                             504       494       477        555      2,030      1,605
General and administrative expenses            589       449       522        459      2,019      1,741
Depreciation                                    57        31        29         28        145         91
Amortization of goodwill and other
intangible assets                               23        11        11         10         55         36
-------------------------------------------------------------------------------------------------------
Total operating expenses                     1,173       985     1,039      1,052      4,249      3,473
-------------------------------------------------------------------------------------------------------
Business unit performance before tax           875     1,035       994      1,214      4,118      3,073
-------------------------------------------------------------------------------------------------------
Business unit performance before tax
and goodwill                                   898     1,046     1,005      1,224      4,173      3,109

KPI's
Invested assets (CHF billion) (1)              796       823       797        814        796        783
Net new money (CHF billion) (2)                0.5       1.3      (2.9)       2.3        1.2        2.3
-------------------------------------------------------------------------------------------------------
Gross margin on invested assets (bps)          102       100       101        114        105         90
-------------------------------------------------------------------------------------------------------
Cost/income ratio (%)                           57        49        51         46         51         53
Cost/income ratio before goodwill (%)           56        48        50         46         50         52
Cost/income ratio before goodwill and
excluding European Wealth Management
Initiative (%)
-------------------------------------------------------------------------------------------------------
Client advisors (full time equivalents)
-------------------------------------------------------------------------------------------------------

(1) Calculated using the former definition of assets under management up to and including fourth quarter 2000.

(2) Calculated using the former definition of assets under management up to and including second quarter 2001.

                                                                  Year-                                                 Year
                                            Quarter ended       to-date                Quarter ended                   ended
                                          ------------------    -------   ---------------------------------------   --------
CHF million, except where indicated       30.6.02    31.3.02    30.6.02   31.12.01    30.9.01   30.6.01   31.3.01   31.12.01
----------------------------------------------------------------------------------------------------------------------------
Private Banking - Swiss Clients
Income                                        533        542      1,075        524        508       564       602      2,198
----------------------------------------------------------------------------------------------------------------------------
Invested assets (CHF billion) (1)             216        236        216        236        221       249       243        236
Net new money (CHF billion) (2)              (0.7)      (1.7)      (2.4)       0.7        0.2       0.3       0.2        1.4
----------------------------------------------------------------------------------------------------------------------------
Gross margin on invested assets (bps)          94         92         94         92         86        92        98         92
----------------------------------------------------------------------------------------------------------------------------

Private Banking - International Clients
Income                                      1,365      1,381      2,746      1,351      1,342     1,400     1,405      5,498
----------------------------------------------------------------------------------------------------------------------------
Invested assets (CHF billion) (1)             510        556        510        555        524       581       556        555
Net new money (CHF billion)                   3.3        3.3        6.6        3.0        6.8       9.1       4.3       23.2
----------------------------------------------------------------------------------------------------------------------------
Gross margin on invested assets (bps)         102         99        102        100         97        99       102         99
----------------------------------------------------------------------------------------------------------------------------

European Wealth Management Initiative
(part of Private Banking - International
Clients)
Income                                         49         43         92         32         33        31        44        140
----------------------------------------------------------------------------------------------------------------------------
Invested assets (CHF billion)                  26         23         26         16         13        13        12         16
Net new money (CHF billion)                   1.8        1.3        3.1        1.7        2.0       1.1       0.8        5.6
----------------------------------------------------------------------------------------------------------------------------
Client advisors (full time equivalents)       502        445        502        370        319       254       205        370
----------------------------------------------------------------------------------------------------------------------------

                                                                                        Year       Year
                                                      Quarter ended                    ended      ended
                                          ---------------------------------------   --------   --------
CHF million, except where indicated       31.12.00   30.9.00   30.6.00    31.3.00   31.12.00   31.12.99
-------------------------------------------------------------------------------------------------------
Private Banking - Swiss Clients
Income                                         613       616       578        705      2,512      1,937
-------------------------------------------------------------------------------------------------------
Invested assets (CHF billion) (1)              248       257       249        256        248        246
Net new money (CHF billion) (2)               (2.7)     (1.8)     (2.3)       0.5       (6.3)      (5.1)
-------------------------------------------------------------------------------------------------------
Gross margin on invested assets (bps)           97        97        92        112        100         85
-------------------------------------------------------------------------------------------------------

Private Banking - International Clients
Income                                       1,445     1,414     1,462      1,569      5,890      4,628
-------------------------------------------------------------------------------------------------------
Invested assets (CHF billion) (1)              548       566       548        558        548        537
Net new money (CHF billion)                    3.2       3.1      (0.6)       1.8        7.5        7.4
-------------------------------------------------------------------------------------------------------
Gross margin on invested assets (bps)          104       102       106        115        107         92
-------------------------------------------------------------------------------------------------------

European Wealth Management Initiative
(part of Private Banking - International
Clients)
Income
-------------------------------------------------------------------------------------------------------
Invested assets (CHF billion)
Net new money (CHF billion)
-------------------------------------------------------------------------------------------------------
Client advisors (full time equivalents)
-------------------------------------------------------------------------------------------------------

Additional information
As at                                     30.6.02    31.3.02    30.6.02   31.12.01    30.9.01   30.6.01   31.3.01   31.12.01
----------------------------------------------------------------------------------------------------------------------------
Client assets (CHF billion)                   881        954        881        949        897       988       949        949
Regulatory equity allocated (average)       3,300      3,250      3,300      3,350      3,550     3,650     3,800      3,550
Headcount (full time equivalents)          10,241     10,100     10,241     10,249     10,076     9,910     9,891     10,249
----------------------------------------------------------------------------------------------------------------------------

Additional information
As at                                     31.12.00   30.9.00   30.6.00    31.3.00   31.12.00   31.12.99
-------------------------------------------------------------------------------------------------------
Client assets (CHF billion)
Regulatory equity allocated (average)        2,950     2,550     2,400      2,350      2,600      2,050
Headcount (full time equivalents)            9,835     9,501     9,191      9,119      9,835      8,815
-------------------------------------------------------------------------------------------------------

(1) Calculated using the former definition of assets under management up to and including fourth quarter 2000.

(2) Calculated using the former definition of assets under management up to and including second quarter 2001.

Business Banking Switzerland

                                                                  Year-                                                 Year
                                            Quarter ended       to-date                Quarter ended                   ended
                                          ------------------    -------   ---------------------------------------   --------
CHF million, except where indicated       30.6.02    31.3.02    30.6.02   31.12.01    30.9.01   30.6.01   31.3.01   31.12.01
-----------------------------------------------------------------------------------------------------------------------------
Income                                      1,360      1,428      2,788      1,379      1,405     1,517     1,491      5,792
Credit loss expense                           (75)       (86)      (161)      (119)      (127)     (147)     (174)      (567)
-----------------------------------------------------------------------------------------------------------------------------
Total operating income                      1,285      1,342      2,627      1,260      1,278     1,370     1,317      5,225
-----------------------------------------------------------------------------------------------------------------------------
Personnel expenses                            652        702      1,354        645        721       762       750      2,878
General and administrative expenses            41         19         60        103         53       138       102        396
Depreciation                                   90         97        187        115        120       118       112        465
Amortization of goodwill and other
intangible assets                               0          0          0          0          0         0         0          0
-----------------------------------------------------------------------------------------------------------------------------
Total operating expenses                      783        818      1,601        863        894     1,018       964      3,739
-----------------------------------------------------------------------------------------------------------------------------
Business unit performance before tax          502        524      1,026        397        384       352       353      1,486
-----------------------------------------------------------------------------------------------------------------------------
Business unit performance before tax
and goodwill                                  502        524      1,026        397        384       352       353      1,486

KPI's
Invested assets (CHF billion) (1)             211        219        211        215        209       224       230        215
Net new money (CHF billion) (2)              (0.2)       2.3        2.1        0.4        4.7       0.9       3.2        9.2
-----------------------------------------------------------------------------------------------------------------------------
Cost/income ratio (%)                          58         57         57         63         64        67        65         65
Cost/income ratio before goodwill (%)          58         57         57         63         64        67        65         65
-----------------------------------------------------------------------------------------------------------------------------
Non-performing loans/gross loans
outstanding (%)                               4.3        4.4        4.3        4.8        5.1       5.3       5.3        4.8
Impaired loans/gross loans
outstanding (%)                               6.9        7.4        6.9        7.7        8.2       8.3       8.4        7.7
-----------------------------------------------------------------------------------------------------------------------------

                                                                                        Year       Year
                                                      Quarter ended                    ended      ended
                                          ---------------------------------------   --------   --------
CHF million, except where indicated       31.12.00   30.9.00   30.6.00    31.3.00   31.12.00   31.12.99
-------------------------------------------------------------------------------------------------------
Income                                       1,497     1,421     1,523      1,512      5,953      6,307
Credit loss expense                           (168)     (173)     (185)      (224)      (750)    (1,052)
-------------------------------------------------------------------------------------------------------
Total operating income                       1,329     1,248     1,338      1,288      5,203      5,255
-------------------------------------------------------------------------------------------------------
Personnel expenses                             711       789       829        792      3,121      3,277
General and administrative expenses            139        82        72         86        379        468
Depreciation                                   131        93        86        106        416        384
Amortization of goodwill and other
intangible assets                                0         0         0         26         26          2
-------------------------------------------------------------------------------------------------------
Total operating expenses                       981       964       987      1,010      3,942      4,131
-------------------------------------------------------------------------------------------------------
Business unit performance before tax           348       284       351        278      1,261      1,124
-------------------------------------------------------------------------------------------------------
Business unit performance before tax
and goodwill                                   348       284       351        304      1,287      1,126

KPI's
Invested assets (CHF billion) (1)              347       339       339        341        347        338
Net new money (CHF billion) (2)               (0.9)      1.6       1.2        0.8        2.7
-------------------------------------------------------------------------------------------------------
Cost/income ratio (%)                           66        68        65         67         66         65
Cost/income ratio before goodwill (%)           66        68        65         65         66         65
-------------------------------------------------------------------------------------------------------
Non-performing loans/gross loans
outstanding (%)                                5.5       6.1       6.5        6.8        5.5        7.1
Impaired loans/gross loans
outstanding (%)                                9.4       9.9      10.5       11.2        9.4       12.0
-------------------------------------------------------------------------------------------------------

Additional information
As at or for the period ended             30.6.02    31.3.02    30.6.02   31.12.01    30.9.01   30.6.01   31.3.01   31.12.01
----------------------------------------------------------------------------------------------------------------------------
Deferred releases included in credit
loss expense                                   56         53        109         44         38        21        12        115
Client assets (CHF billion)                   550        559        550        544        510       572       559        544
Regulatory equity allocated (average)       5,700      5,600      5,650      5,600      5,850     6,000     6,000      5,850
Headcount (full time equivalents)          19,136     19,262     19,136     19,220     19,906    19,924    20,133     19,220
----------------------------------------------------------------------------------------------------------------------------

Additional information
As at or for the period ended             31.12.00   30.9.00   30.6.00    31.3.00   31.12.00   31.12.99
-------------------------------------------------------------------------------------------------------
Deferred releases included in credit
loss expense
Client assets (CHF billion)
Regulatory equity allocated (average)        7,400     7,400     7,900      7,650      7,550      7,750
Headcount (full time equivalents)           20,437    21,140    21,585     21,987     20,437     23,414
-------------------------------------------------------------------------------------------------------

(1) Calculated using the former definition of assets under management up to and including fourth quarter 2000.

(2) Calculated using the former definition of assets under management up to and including second quarter 2001.

                           INCORPORATION BY REFERENCE

      This Form 6-K is hereby incorporated by reference into each prospectus currently outstanding under the registration statements of UBS AG on Form F-3 (Registration Numbers 333-64844; 333-62488; 333-62488-01 to -04; 333-52832;
333-52382-01 to -03; 333-46216; 333-46216-01 and -02; and 333-46930) and on Form
S-8 (Registration Numbers 333-57878; 333-50320; 333-49216; 333-49214; 333-49212;
and 333-49210), and the registration statement of Corporate Asset Backed Corporation on Form S-3 (Registration Number 333-61522), and into any outstanding offering circular that incorporates by reference any Form 6-K's of UBS AG that are incorporated into its registration statements filed with the SEC.

                                   SIGNATURES

      Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                         UBS AG


                                         By:    /s/ Robert Dinerstein
                                             -----------------------------------
                                              Name:  Robert Dinerstein
                                              Title  Managing Director


                                         By:   /s/ Robert Mills
                                             -----------------------------------
                                              Name:  Robert Mills
                                              Title: Managing Director

Date: October 23, 2002